Exhibit 99.1

Interxion Holding NV

Interim Report

as at and for the three-month and the nine-month periods ended

30 September 2016

Schiphol-Rijk, 2 November 2016

Financial Highlights

•	Revenue increased by 7% to €105.3 million (3Q 2015: €98.0 million).

•	Recurring revenue[1] increased by 8% to €100.0 million (3Q 2015: €92.8 million).

•	Net income increased to €10.5 million (3Q 2015: €10.4 million).

•	Adjusted net income[2] decreased by 1% to €8.6 million (3Q 2015: €8.7 million).

•	Earnings per diluted share were €0.15 (3Q 2015: €0.15).

•	Adjusted earnings per diluted share decreased by 2% to €0.12 (3Q 2015: €0.12).

•	Adjusted EBITDA[2] increased by 11% to €48.3 million (3Q 2015: €43.7 million).

•	Adjusted EBITDA margin increased to 45.9% (3Q 2015: 44.6%).

•	Capital expenditures[3], including intangible assets, were €64.5 million (3Q 2015: €35.3 million).

Operating Highlights

•	Equipped space increased by 3,600 square metres in the quarter to 107,800 square metres.

•	Revenue generating space increased by 2,500 square metres in the quarter to 84,100 square metres.

•	Utilisation rate at the end of the quarter was 78%.

•	During the third quarter, Interxion completed a 2,400 sqm expansion in FRA10 in Frankfurt, an 800 sqm expansion at MRS1 in Marseille, and a 300 sqm expansion at VIE2 in Vienna.

Quarterly Review

Revenue in the third quarter of 2016 was €105.3 million, a 7% increase over the third quarter of 2015 and a 1% increase over the second quarter of 2016. Recurring revenue was €100.0 million, an 8% increase over the third quarter of 2015 and a 1% increase over the second quarter of 2016. Recurring revenue in the third quarter was 95% of total revenue. On a constant currency basis4, revenue and recurring revenue in the third quarter 2016 were both 10% higher than the third quarter of 2015.

Cost of sales in the third quarter of 2016 was €40.8 million, a 6% increase over the third quarter of 2015 and a 3% increase over the second quarter of 2016.

Gross profit was €64.5 million in the third quarter of 2016, an 8% increase over the third quarter of 2015 and a slight increase over the second quarter of 2016. Gross profit margin was 61.3% in the third quarter of 2016 compared with 60.7% in the third quarter of 2015 and 61.9% in the second quarter of 2016.

Sales and marketing costs in the third quarter of 2016 were €7.3 million, a 5% increase over the third quarter of 2015 and a slight increase from the second quarter of 2016.

Other general and administrative costs, which exclude depreciation, amortisation, impairments, share-based payments, M&A transaction costs and provision for onerous lease contracts, were €8.9 million in the third quarter of 2016, a 1% increase over the third quarter of 2015 and a 9% decrease from the second quarter of 2016.

Depreciation, amortisation, and impairments in the third quarter of 2016 was €22.1 million, an increase of 9% from the third quarter of 2015 and a slight increase from the second quarter of 2016.

Operating income in the third quarter of 2016 was €23.6 million, an increase of 10% from the third quarter of 2015 and a slight increase from the second quarter of 2016.

Net finance expense for the third quarter of 2016 was €8.6 million, a 35% increase over the third quarter of 2015 and a 15% decrease over the second quarter of 2016. Included in third quarter 2016 net finance expense was a €1.3 million positive adjustment on finance lease obligations, lowering net finance expense. A sale of a financial asset was completed in the third quarter 2016, resulting in a €0.3 million gain compared to €2.3 million gain in the third quarter 2015.

Income tax expense for the third quarter of 2016 was €4.5 million, a 5% decrease compared with the third quarter of 2015 and a 7% increase from the second quarter of 2016.

Net income was €10.5 million in the third quarter of 2016, a slight increase over the third quarter of 2015 and a 14% increase from the second quarter of 2016.

Adjusted net income was €8.6 million in the third quarter of 2016, a 1% decrease over the third quarter of 2015, and a 5% decrease from the second quarter of 2016.

Adjusted EBITDA for the third quarter of 2016 was €48.3 million, an 11% increase over the third quarter of 2015 and a 2% increase over the second quarter of 2016. Adjusted EBITDA margin was 45.9% in the third quarter of 2016 compared to 44.6% in the third quarter of 2015 and 45.5% in the second quarter of 2016.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €41.5 million in the third quarter of 2016, compared to €43.0 million in the third quarter of 2015, and €39.3 million in the second quarter of 2016.

Capital expenditures, including intangible assets, were €64.5 million in the third quarter of 2016 compared to €35.3 million in the third quarter of 2015 and €62.6 million in the second quarter of 2016.

Cash and cash equivalents were €149.8 million at 30 September 2016, compared to €58.6 million at year end 2015. Total borrowings, net of deferred revolving facility financing fees, were €737.2 million at 30 September 2016 compared to €555.1 million at year end 2015. As of 30 September 2016, the Company’s revolving credit facility was undrawn.

Equipped space at the end of the third quarter of 2016 was 107,800 square metres compared to 100,200 square metres at the end of the third quarter of 2015 and 104,200 square metres at the end of the second quarter of 2016. Utilisation rate, the ratio of revenue-generating space to equipped space, was 78% at the end of the third quarter of 2016, compared with 78% at the end of the third quarter of 2015 and 78% at the end of the second quarter of 2016.

[1]	Recurring revenue is revenue that is incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.

[2]	Adjusted net income and adjusted EBITDA are non-IFRS figures intended to adjust for certain items and are not measures of financial performance under IFRS. Full definitions can be found in the “Non-IFRS Financial Measures” section later in this press release. Reconciliations of net income to adjusted EBITDA and net income to adjusted net income can be found in the notes to the Condensed Consolidated Interim Financial Statements.

[3]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

[4]	We present constant currency information for revenue and recurring revenue to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current periods.

2	Interim Report: Three-month and nine-month periods ended 30 September 2016 These Condensed Consolidated Interim Financial Statements are unaudited

Further Information for Noteholders

This Interim Report is intended to comply with the requirements in the indenture (the “Indenture”) dated as of 3 July 2013, as amended and/or supplemented from time to time, among Interxion Holding NV, as Issuer, the guarantors named therein, The Bank of New York Mellon, London Branch, as trustee, principal paying agent and transfer agent, The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and registrar, and Barclays Bank PLC, as security trustee, and the Condensed Consolidated Interim Financial Statements included herein were prepared in accordance with IAS 34.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

Non-IFRS Financial Measures

Included in these materials are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable SEC rules. These measures are as follows: (i) EBITDA; (ii) adjusted EBITDA; (iii) revenue on a constant currency basis, (iv) recurring revenue; (v) recurring revenue on a constant currency basis (vi) adjusted net income; (vii) adjusted basic earnings per share and (viii) adjusted diluted earnings per share.

Other companies may present EBITDA, adjusted EBITDA, revenue on a constant currency basis, recurring revenue, recurring revenue on a constant currency basis, adjusted net income, adjusted basic earnings per share and adjusted diluted earnings per share differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or as a measure of liquidity or an alternative to Profit for the period attributable to shareholders (“net income”) as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

EBITDA, Adjusted EBITDA, revenue on a constant currency basis, recurring revenue and recurring revenue on a constant currency basis

We define EBITDA as net income plus income tax expense, net finance expense, depreciation, amortisation and impairment of assets.

We define adjusted EBITDA as EBITDA adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•	Share-based payments – primarily the fair value at the date of grant to employees of equity awards, is recognised as an employee expense over the vesting period. We believe that this expense does not represent our operating performance.

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•	Adjustments related to terminated and unused datacentre sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing datacentres, which were never developed and for which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused datacentres are not reflective of our business activities and our ongoing operating performance.

In certain circumstances, we may also adjust for items that management believes are not representative of our current ongoing performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Interim Report: Three-month and nine-month periods ended 30 September 2016 These Condensed Consolidated Interim Financial Statements are unaudited	3

We believe EBITDA and adjusted EBITDA provide useful supplemental information to investors regarding our ongoing operational performance because it helps us and our investors evaluate the ongoing operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortisation). Management believes that the presentation of adjusted EBITDA, when combined with the primary IFRS presentation of net income provides a more complete analysis of our operating performance. Management also believes the use of EBITDA and adjusted EBITDA facilitates comparisons between us and other data centre operators and other data centre operators that are REITs and other infrastructure based businesses. EBITDA and adjusted EBITDA are also relevant measures used in the financial covenants of our €100 million revolving facility and our 6.00% Senior Secured Notes due 2020.

A reconciliation from net income to EBITDA and EBITDA to adjusted EBITDA is provided in the notes to our condensed consolidated interim financial statements.

Recurring revenue comprises revenue that is incurred monthly from colocation, connectivity and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded. We present recurring revenue as we believe it assists investors understand our operating performance.

We present constant currency information for revenue and recurring revenue to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.

We believe that revenue growth is a key indicator of how a company is progressing from period to period and presenting constant currency information for revenue and recurring revenue provides useful supplemental information to investors regarding our ongoing operational performance because it helps us and our investors evaluate the ongoing operating performance of the business after removing the impact of currency exchange rates.

Adjusted net income, adjusted basic earnings per share and adjusted diluted earnings per share

We define adjusted net income as net income adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•	Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period incurred. We exclude these effects because we believe they are not reflective of our ongoing operating performance.

•	Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the ongoing operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

•	Adjustments related to capitalised interest – Under IFRS we are required to calculate and capitalise interest allocated to the investment in data centres and exclude it from net income. We believe that reversing the impact of capitalised interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

In certain circumstances, we may also adjust for items that management believes are not representative of our current ongoing performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Management believe that the exclusion of certain items listed above, provides useful supplemental information to net income to aid investors in evaluating the operating performance of our business and to aid investors compare our operating performance with other data centre operators and infrastructure companies. We believe the presentation of adjusted net income, when combined with net income (loss) prepared in accordance with IFRS is beneficial to a complete understanding of our performance.

Adjusted basic earnings per share and adjusted diluted earnings per share amounts are determined on adjusted net income. A reconciliation from reported net income to adjusted net income is provided herein.

4	Interim Report: Three-month and nine-month periods ended 30 September 2016 These Condensed Consolidated Interim Financial Statements are unaudited

Adjusted net income reconciliation

	For the three months ended		For the nine months ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Sep 2015
	€’000	€’000	€’000	€’000
Consolidated
Net income	10,461	10,415	29,845	36,427
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs	887	484	1,608	11,282
M&A transaction break fee income	—	—	—	(20,923)
Adjustments related to provisions:
Increase/(decrease) in provision for onerous lease contracts	—	(84)	—	(184)
Profit on sale of financial asset	(281)	(2,289)	(281)	(2,289)
Adjustment of financial lease obligation	(1,410)	—	(1,410)	—
Adjustments related to capitalised interest	(1,255)	(426)	(2,421)	(2,026)

	(2,059)	(2,315)	(2,504)	(14,140)

Tax effect of above add backs and reversals	162	579	274	3,535

Adjusted net income	8,564	8,679	27,615	25,822

Reported basic EPS: (€)	0.15	0.15	0.42	0.52
Reported diluted EPS: (€)	0.15	0.15	0.42	0.52

Adjusted basic EPS: (€)	0.12	0.12	0.39	0.37
Adjusted diluted EPS: (€)	0.12	0.12	0.39	0.37

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 42 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 600 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Interim Report: Three-month and nine-month periods ended 30 September 2016 These Condensed Consolidated Interim Financial Statements are unaudited	5

Condensed Consolidated Interim Income Statements

		For the three months ended		For the nine months ended
		30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Sep 2015
	Note	€’000	€’000	€’000	€’000
Revenue	5	105,275	97,976	311,301	285,907
Cost of sales	5	(40,765)	(38,464)	(119,547)	(112,409)

Gross profit		64,510	59,512	191,754	173,498
Other income	5	12	142	142	21,202
Sales and marketing costs	5	(7,293)	(6,943)	(22,301)	(20,832)
General and administrative costs	5	(33,619)	(31,152)	(99,572)	(101,135)

Operating income		23,610	21,559	70,023	72,733
Finance income	6	606	2,304	875	3,286
Finance expense	6	(9,234)	(8,711)	(27,631)	(24,224)

Profit before taxation		14,982	15,152	43,267	51,795
Income tax expense	7	(4,521)	(4,737)	(13,422)	(15,368)

Profit for the period attributable to shareholders		10,461	10,415	29,845	36,427

Earnings per share
Basic earnings per share: (€)		0.15	0.15	0.42	0.52
Diluted earnings per share: (€)		0.15	0.15	0.42	0.52

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

6	Interim Report: Three-month and nine-month periods ended 30 September 2016 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Comprehensive Income

	For the three months ended		For the nine months ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Sep 2015
	€’000	€’000	€’000	€’000
Profit for the period attributable to shareholders	10,461	10,415	29,845	36,427
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss:

Foreign currency translation differences (a)	(3,889)	(7,145)	(13,872)	9,107
Effective portion of changes in fair value of cash flow hedge	4	(59)	(131)	51
Tax on items that are, or may be, reclassified subsequently to profit or loss	570	725	1,904	(745)

Other comprehensive income/(loss) for the period, net of tax	(3,315)	(6,479)	(12,099)	8,413

Total comprehensive income attributable to shareholders	7,146	3,936	17,746	44,840

(a)	The foreign currency translation differences are primarily related to exchange rate differences on equities and permanent loans in GBP.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Interim Report: Three-month and nine-month periods ended 30 September 2016 These Condensed Consolidated Interim Financial Statements are unaudited	7

Condensed Consolidated Interim Statements of Financial Position

		30 Sep 2016	31 Dec 2015
As at	Note	€’000	€’000
Non-current assets
Property, plant and equipment	8	1,108,458	999,072
Intangible assets		28,203	23,194
Deferred tax assets		19,668	23,024
Financial assets		1,890	—
Other non-current assets		7,125	6,686

		1,165,344	1,051,976

Current assets
Trade receivables and other current assets		141,909	141,534
Cash and cash equivalents		149,802	58,554

		291,711	200,088

Total assets		1,457,055	1,252,064

Shareholders’ equity
Share capital		7,053	6,992
Share premium		517,858	507,296
Foreign currency translation reserve		8,854	20,865
Hedging reserve, net of tax		(301)	(213)
Accumulated income / (deficit)		2,322	(27,523)

		535,786	507,417

Non-current liabilities
Trade payables and other liabilities		11,514	12,049
Deferred tax liabilities		8,871	9,951
Borrowings	10	733,027	550,812

		753,412	572,812

Current liabilites
Trade payables and other liabilities		157,701	162,629
Income tax liabilities		5,465	2,738
Provision for onerous lease contracts		—	1,517
Borrowings	10	4,691	4,951

		167,857	171,835

Total liabilities		921,269	744,647

Total liabilities and shareholders’ equity		1,457,055	1,252,064

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

8	Interim Report: Three-month and nine-month periods ended 30 September 2016 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

	Share capital	Share premium	Foreign currency translation reserve	Hedging reserve	Accumu- lated income /(deficit)	Total equity
	€’000	€’000	€’000	€’000	€’000	€’000
Balance at 1 January 2016	6,992	507,296	20,865	(213)	(27,523)	507,417
Profit for the period	—	—	—	—	29,845	29,845
Other comprehensive income, net of tax	—	—	(12,011)	(88)	—	(12,099)

Total comprehensive income	—	—	(12,011)	(88)	29,845	17,746

Exercise of options	61	6,159	—	—	—	6,220
Share-based payments		4,403	—	—	—	4,403

Total contribution by, and distributions to, owners of the Company	61	10,562	—	—	—	10,623

Balance at 30 September 2016	7,053	517,858	8,854	(301)	2,322	535,786

Balance at 1 January 2015	6,932	495,109	10,440	(247)	(76,089)	436,145
Profit for the period	—	—	—	—	36,427	36,427
Other comprehensive income, net of tax	—	—	8,379	34	—	8,413

Total comprehensive income	—	—	8,379	34	36,427	44,840

Exercise of options	25	2,415	—	—	—	2,440
Share-based payments	—	5,097	—	—	—	5,097

Total contribution by, and distributions to, owners of the Company	25	7,512	—	—	—	7,537

Balance at 30 September 2015	6,957	502,621	18,819	(213)	(39,662)	488,522

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Interim Report: Three-month and nine-month periods ended 30 September 2016 These Condensed Consolidated Interim Financial Statements are unaudited	9

Condensed Consolidated Interim Statements of Cash Flows

	For the three months ended		For the nine months ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Sep 2015
	€’000	€’000	€’000	€’000
Net income	10,461	10,415	29,845	36,427
Depreciation, amortisation and impairments	22,094	20,251	65,592	58,043
Provision for onerous lease contracts	(261)	(879)	(1,532)	(2,653)
Share-based payments	1,845	1,664	4,403	5,694
Net finance expense	8,628	6,407	26,756	20,938
Income tax expense	4,521	4,737	13,422	15,368

	47,288	42,595	138,486	133,817

Movements in trade and other current assets	(6,898)	(216)	(5,588)	(9,581)
Movements in trade and other liabilities	1,135	584	(1,623)	7,067

Cash generated from operations	41,525	42,963	131,275	131,303

Interest and fees paid (a)	(18,357)	(14,107)	(33,779)	(29,129)
Interest received	44	37	69	117
Income tax paid	(1,948)	(4,107)	(5,486)	(9,167)

Net cash flows from operating activities	21,264	24,786	92,079	93,124

Cash flows from investing activities
Purchase of property, plant and equipment	(61,041)	(33,399)	(169,217)	(145,628)
Purchase of intangible assets	(3,485)	(1,871)	(7,903)	(5,047)
Proceeds from sale of financial asset	281	3,063	281	3,063
Redemption of short-term investments	—	—	—	1,650

Net cash flows from investing activities	(64,245)	(32,207)	(176,839)	(145,962)

Cash flows from financing activities
Proceeds from exercised options	44	12	6,220	2,420
Proceeds from mortgages	—	—	14,625	—
Repayment of mortgages	(548)	(320)	(1,816)	(1,360)
Proceeds 6.00% Senior Secured Notes due 2020	—	—	155,346	—
Interest received at issuance Additional Notes	—	—	2,225	—
Repayment of other borrowings	—	(31)	—	(31)

Net cash flows from financing activities	(504)	(339)	176,600	1,029
Effect of exchange rate changes on cash	(187)	692	(592)	1,916

Net movement in cash and cash equivalents	(43,672)	(7,068)	91,248	(49,893)
Cash and cash equivalents, beginning of period	193,474	57,098	58,554	99,923

Cash and cash equivalents, end of period	149,802	50,030	149,802	50,030

(a)	Interest and fees paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment.”

The accompanying notes form an integral part of these Condensed Consolidated Interim Financial Statements.

10	Interim Report: Three-month and nine-month periods ended 30 September 2016 These Condensed Consolidated Interim Financial Statements are unaudited

Notes to the Condensed Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The Condensed Consolidated Interim Financial Statements of the Company as at and for the three month and nine month periods ended 30 September 2016 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centres.

2	Basis of preparation

a) Statement of compliance

The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements of the Group as at and for the year ended 31 December 2015; these are contained in the 2015 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on 31 March 2016, which is publicly available on the company’s website – www.interxion.com, or from the SEC website – www.sec.gov.

b) Estimates, judgment and seasonality

The preparation of Condensed Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

In preparing these Condensed Consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements as at and for the year ended 31 December 2015 in the 2015 Annual Report (Form 20-F).

The Group’s operations are not significantly exposed to seasonality.

3	Significant accounting policies

The accounting policies applied by the Group in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended 31 December 2015 in the 2015 Annual Report (Form 20-F), if necessary amended to include new Standards and Interpretations effective as of 1 January 2016. Compared with the accounting principles as applied in the 2015 financial statements these new Standards and Interpretations did not have a significant impact on the financial position or performance of the Group.

4	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited Consolidated Financial Statements in the 2015 Annual Report (Form 20-F).

Interim Report: Three-month and nine-month periods ended 30 September 2016 These Condensed Consolidated Interim Financial Statements are unaudited	11

5	Information by segment

Operating segments are to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance.

There are two segments: the first is the Big4 which comprises France, Germany, The Netherlands and the United Kingdom; the second is Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses, such as corporate management, general and administrative expenses, loans and borrowings, and related expenses and income tax assets and liabilities, are stated in Corporate and other.

The performance of the operating segments is primarily assessed based on the measures of revenue, EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA are non-GAAP measures for which the nearest comparable GAAP measure in relation to segment reporting is Operating Income. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

12	Interim Report: Three-month and nine-month periods ended 30 September 2016 These Condensed Consolidated Interim Financial Statements are unaudited

For the three months ended 30 September 2016	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000
Recurring revenue	63,809	36,178	99,987	—	99,987
Non-recurring revenue	3,073	2,215	5,288	—	5,288

Revenue	66,882	38,393	105,275	—	105,275
Cost of sales	(25,043)	(13,358)	(38,401)	(2,364)	(40,765)

Gross profit/(loss)	41,839	25,035	66,874	(2,364)	64,510
Other income	12	—	12	—	12
Sales and marketing costs	(2,185)	(1,126)	(3,311)	(3,982)	(7,293)
General and administrative costs	(17,729)	(7,935)	(25,664)	(7,955)	(33,619)

Operating income	21,937	15,974	37,911	(14,301)	23,610
Net finance expense					(8,628)

Profit before tax					14,982

Total assets	949,085	348,314	1,297,399	159,656	1,457,055
Total liabilities	194,390	77,799	272,189	649,080	921,269
Capital expenditure, including intangible assets*	(43,489)	(18,514)	(62,003)	(2,523)	(64,526)
Depreciation, amortisation, impairments	(14,782)	(6,288)	(21,070)	(1,024)	(22,094)
Adjusted EBITDA	36,776	22,366	59,142	(10,811)	48,331

For the three months ended 30 September 2015	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000
Recurring revenue	59,461	33,292	92,753	—	92,753
Non-recurring revenue	3,758	1,465	5,223	—	5,223

Revenue	63,219	34,757	97,976	—	97,976
Cost of sales	(23,835)	(12,406)	(36,241)	(2,223)	(38,464)

Gross profit/(loss)	39,384	22,351	61,735	(2,223)	59,512
Other income	142	—	142	—	142
Sales and marketing costs	(1,755)	(1,129)	(2,884)	(4,059)	(6,943)
General and administrative costs	(16,057)	(7,758)	(23,815)	(7,337)	(31,152)

Operating income	21,714	13,464	35,178	(13,619)	21,559
Net finance expense					(6,407)

Profit before tax					15,152

Total assets	852,020	308,934	1,160,954	47,531	1,208,485
Total liabilities	175,537	57,150	232,687	487,276	719,963
Capital expenditure, including intangible assets*	(26,624)	(6,022)	(32,646)	(2,624)	(35,270)
Depreciation, amortisation, impairments	(13,066)	(6,113)	(19,179)	(1,072)	(20,251)
Adjusted EBITDA	34,907	19,784	54,691	(10,959)	43,732

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets,” respectively.

Interim Report: Three-month and nine-month periods ended 30 September 2016 These Condensed Consolidated Interim Financial Statements are unaudited	13

For the nine months ended 30 September 2016	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000
Recurring revenue	189,847	106,681	296,528	—	296,528
Non-recurring revenue	8,958	5,815	14,773	—	14,773

Revenue	198,805	112,496	311,301	—	311,301
Cost of sales	(73,952)	(38,313)	(112,265)	(7,282)	(119,547)

Gross profit/(loss)	124,853	74,183	199,036	(7,282)	191,754
Other income	142	—	142	—	142
Sales and marketing costs	(5,950)	(3,859)	(9,809)	(12,492)	(22,301)
General and administrative costs	(53,052)	(23,999)	(77,051)	(22,521)	(99,572)

Operating income	65,993	46,325	112,318	(42,295)	70,023
Net finance expense					(26,756)

Profit before tax					43,267

Total assets	949,085	348,314	1,297,399	159,656	1,457,055
Total liabilities	194,390	77,799	272,189	649,080	921,269
Capital expenditure, including intangible assets*	(123,873)	(45,185)	(169,058)	(8,062)	(177,120)
Depreciation, amortisation, impairments	(43,617)	(18,818)	(62,435)	(3,157)	(65,592)
Adjusted EBITDA	109,969	65,455	175,424	(33,828)	141,596

For the nine months ended 30 September 2015	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000
Recurring revenue	171,765	98,336	270,101	—	270,101
Non-recurring revenue	10,380	5,426	15,806	—	15,806

Revenue	182,145	103,762	285,907	—	285,907
Cost of sales	(68,679)	(37,199)	(105,878)	(6,531)	(112,409)

Gross profit/(loss)	113,466	66,563	180,029	(6,531)	173,498
Other income	279	—	279	20,923	21,202
Sales and marketing costs	(5,479)	(3,854)	(9,333)	(11,499)	(20,832)
General and administrative costs	(46,750)	(22,692)	(69,442)	(31,693)	(101,135)

Operating income	61,516	40,017	101,533	(28,800)	72,733
Net finance expense					(20,938)

Profit before tax					51,795

Total assets	852,020	308,934	1,160,954	47,531	1,208,485
Total liabilities	175,537	57,150	232,687	487,276	719,963
Capital expenditure, including intangible assets*	(96,935)	(49,436)	(146,371)	(4,304)	(150,675)
Depreciation, amortisation, impairments	(37,327)	(17,475)	(54,802)	(3,241)	(58,043)
Adjusted EBITDA	99,525	58,104	157,629	(31,263)	126,366

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets,” respectively.

14	Interim Report: Three-month and nine-month periods ended 30 September 2016 These Condensed Consolidated Interim Financial Statements are unaudited

Reconciliation to adjusted EBITDA

	For the three months ended		For the nine months ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Sep 2015
	€’000	€’000	€’000	€’000
Consolidated
Profit for the period attributable to shareholders	10,461	10,415	29,845	36,427
Income tax expense	4,521	4,737	13,422	15,368

Profit before taxation	14,982	15,152	43,267	51,795
Finance income	(606)	(2,304)	(875)	(3,286)
Finance expense	9,234	8,711	27,631	24,224

Operating income	23,610	21,559	70,023	72,733
Depreciation, amortisation and impairments	22,094	20,251	65,592	58,043

EBITDA(1)	45,704	41,810	135,615	130,776
Share-based payments	1,752	1,664	4,515	5,694
Income or expense related to the evaluation and execution of potential Mergers or Acquisitions:
M&A transaction break fee income(2)	—	—	—	(20,923)
M&A transaction costs(3)	887	484	1,608	11,282
Adjustments related to terminated or unused datacenter sites:
Increase/(decrease) in provision for onerous lease contracts(4)	—	(84)	—	(184)
Income from sub-leases of unused data centre sites(5)	(12)	(142)	(142)	(279)

Adjusted EBITDA(1)	48,331	43,732	141,596	126,366

	For the three months ended		For the nine months ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Sep 2015
	€’000	€’000	€’000	€’000
FR, DE, NL and UK
Operating income	21,937	21,714	65,993	61,516
Depreciation, amortisation and impairments	14,782	13,066	43,617	37,327

EBITDA(1)	36,719	34,780	109,610	98,843
Share-based payments	69	353	501	1,145
Adjustments related to terminated or unused datacenter sites:
Increase/(decrease) in provision for onerous lease contracts(4)	—	(84)	—	(184)
Income from sub-leases of unused data centre sites(5)	(12)	(142)	(142)	(279)

Adjusted EBITDA(1)	36,776	34,907	109,969	99,525

Interim Report: Three-month and nine-month periods ended 30 September 2016 These Condensed Consolidated Interim Financial Statements are unaudited	15

	For the three months ended		For the nine months ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Sep 2015
	€’000	€’000	€’000	€’000
Rest of Europe
Operating income	15,974	13,464	46,325	40,017
Depreciation, amortisation and impairments	6,288	6,113	18,818	17,475

EBITDA(1)	22,262	19,577	65,143	57,492
Share-based payments	104	207	312	612

Adjusted EBITDA(1)	22,366	19,784	65,455	58,104

	For the three months ended		For the nine months ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Sep 2015
	€’000	€’000	€’000	€’000
Corporate and other
Operating income	(14,301)	(13,619)	(42,295)	(28,800)
Depreciation, amortisation and impairments	1,024	1,072	3,157	3,241

EBITDA(1)	(13,277)	(12,547)	(39,138)	(25,559)
Share-based payments	1,579	1,104	3,702	3,937
Income or expense related to the evaluation and execution of potential Mergers or Acquisitions:
M&A transaction break fee income(2)	—	—	—	(20,923)
M&A transaction costs(3)	887	484	1,608	11,282

Adjusted EBITDA(1)	(10,811)	(10,959)	(33,828)	(31,263)

(1)	“EBITDA” and “Adjusted EBITDA” are non-IFRS financial measures within the meaning of the rules of the SEC. See “Non-IFRS Financial Measures” for more information on these measures, including why we believe that these supplemental measures are useful, and the limitations on the use of these supplemental measures.
(2)	“M&A transaction break fee income” represents the cash break up fee received following the termination of the Implementation Agreement in May 2015. This fee was included in “Other income”.
(3)	“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”. In the quarter ended 30 September 2016, M&A transaction costs included €0.9 million related to other activity including the evaluation of potential asset acquisitions.
(4)	“Increase/(decrease) in provision for onerous lease contracts” relates to those contracts in which we expect losses to be incurred in respect of unused data centre sites over the term of the lease contract.
(5)	“Income from sub-leases of unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as ‘Other income’.

16	Interim Report: Three-month and nine-month periods ended 30 September 2016 These Condensed Consolidated Interim Financial Statements are unaudited

6	Finance income and expense

	For the three months ended		For the nine months ended
	30 Sep 2016	30 Sep 2015	30 Sep 2016	30 Sep 2015
	€’000	€’000	€’000	€’000
Bank and other interest	47	15	78	63
Bond premium and fees in income	278	—	516	—
Foreign currency exchange profits	—	—	—	934
Profit from sale of financial asset (a)	281	2,289	281	2,289

Finance income	606	2,304	875	3,286

Interest expense on Senior Secured Notes, bank and other loans	(8,568)	(6,957)	(24,201)	(20,292)
Interest expense on finance leases (b)	657	(829)	(1,000)	(2,334)
Interest expense on provision for onerous lease contracts	(1)	(25)	(16)	(97)
Other financial expenses	(493)	(524)	(1,279)	(1,501)
Foreign currency exchange losses	(829)	(376)	(1,135)	—

Finance expense	(9,234)	(8,711)	(27,631)	(24,224)

Net finance expense	(8,628)	(6,407)	(26,756)	(20,938)

(a)	The “Profit from sale of financial asset” reflects the profit realised on the sale of the Group’s shares in iStreamPlanet Co. The second payment related to this sale was received during the third quarter of 2016.
(b)	The “Interest expense on finance leases” in 2016 includes EUR 1.3 million adjustment reducing the finance lease obligations.

7	Income tax expense

The Group’s consolidated effective tax rate of 30% and 31%, in respect of continuing operations for the three and nine months periods ended 30 September 2016, respectively, was affected by the non-tax-deductible share-based payments. The effective tax rate for the nine months periods ended 30 September 2015 was impacted by the pre-tax net positive income on the terminated M&A transactions (taxable in The Netherlands at a below-average tax rate of 25%) and amounted to 30%. The effective tax rate of 31% for the three months ended 30 September 2015 was affected by non-deductible share-based payments and the profit realised on the sale of the shares in iStreamPlanet Co.

8	Property, plant and equipment

Acquisitions

During the three and nine months ended 30 September 2016, the Group acquired tangible fixed assets (primarily data-centre-related assets) at a cost of €49.1 million and €192.1 million, respectively (three and nine months ended 30 September 2015: €35.5 million and €124.7 million, respectively).

Capitalised interest relating to borrowing costs for the three and nine months ended 30 September 2016 amounted to €1.3 million and €2.4 million, respectively (three and nine months ended 30 September 2015: €0.4 million and €2.0 million, respectively). The cash effect of the interest capitalised for the three and nine months ended 30 September 2016 amounted to €1.2 million and €2.2 million, respectively, which in the Statement of Cash Flows is presented under “Purchase of property, plant and equipment” (three and nine months ended 30 September 2015: €1.6 million and €3.6 million, respectively).

Interim Report: Three-month and nine-month periods ended 30 September 2016 These Condensed Consolidated Interim Financial Statements are unaudited	17

Capital commitments

At 30 September 2016, the Group had outstanding capital commitments of €91.6 million. These commitments are expected to be substantially settled during the remainder of 2016.

9	Financial Instruments

Fair values versus carrying amounts

As of 30 September 2016, the market price of the 6.00% Senior Secured Notes due 2020 was 105.142 (30 September 2015: 105.520). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €657 million (30 September 2015: €501 million), compared with their nominal value of €625 million (30 September 2015: €475 million).

At 30 September 2016, the Group had a cash flow hedge carried at a negative fair value, to hedge the interest rate risk of part of two mortgages.

As of 30 September 2016, the fair value of all mortgages approximated to their carrying amount of €56.6 million (30 September 2015: €30.2 million). As of 30 September 2016, the fair value of the financial lease liabilities was €55.3 million (30 September 2015: €41.9 million) compared with the carrying amount of €51.5 million (30 September 2015: €34.5 million).

The carrying amounts of other financial assets and liabilities approximate to their fair value.

Fair values and hierarchy

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses observable market data to the extent possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

18	Interim Report: Three-month and nine-month periods ended 30 September 2016 These Condensed Consolidated Interim Financial Statements are unaudited

The values of the instruments are:

	Carrying value	Level 1	Fair value Level 2	Level 3
30 September 2016
Senior secured notes 6.00% due 2020	(629,600)	(657,166)	—	—
Finance leases	(51,522)	—	(55,252)	—
Mortgages	(56,594)	—	(56,594)	—
Interest rate swap	(452)	—	(452)	—
Financial asset	1,890	—	—	1,890

31 December 2015
Senior secured notes 6.00% due 2020	(475,503)	(502,000)	—	—
Finance leases	(34,582)	—	(41,012)	—
Mortgages	(44,073)	—	(44,073)	—
Interest rate swap	(321)	—	(321)	—

No changes in levels of hierarchy, or transfers between levels, occurred in the reporting period. Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models using inputs as market interest rates and cash flows.

The Level 3 financial asset represents a USD 2.0 million convertible loan given by Interxion Participation 1 B.V. Interxion has the option to convert the loan into equity on the maturity date or upon occurrence of an enforcement event. The embedded conversion option has a zero value as at 30 September 2016.

10	Borrowings

As at 30 September 2016, our €100.0 million revolving facility was undrawn.

Additional notes under Indenture 3 July 2013

On 14 April 2016, the Company completed the issuance of an additional €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (the “Additional Notes”). The net proceeds of the offering amounted to approximately €155 million, net of estimated offering fees and expenses of €2.1 million. The net proceeds contain the nominal value of the Additional Notes increased with a premium at 104.5. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the indenture dated 3 July, 2013 pursuant to which the Company has previously issued €475 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020.

Mortgage

On 8 April 2016, the Group completed a €14.6 million financing. The facility is secured by a mortgage on the data centre property in Vienna (Austria), acquired by Interxion Real Estate VII GmbH in January 2015, a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of fourteen years and nine months, and has a variable interest rate based on EURIBOR plus 195 basis points. The principal amount is to be repaid in 177 monthly instalments, increasing from €76,000 to €91,750. The first monthly instalment of €76,000 was due on 30 April 2016, and a final repayment of €91,750 is due on 31 December 2030.

Interim Report: Three-month and nine-month periods ended 30 September 2016 These Condensed Consolidated Interim Financial Statements are unaudited	19

11	Related party transactions

In 2016, the Board of Directors approved a conditional award of 134,655 performance shares to certain members of key management, including the Executive Director. The conditional award of 61,469 performance shares to the Executive Director is subject to the approval of the Annual General Meeting of Shareholders, which is anticipated to be held in June 2017. During the third quarter of 2016 12,806 performance shares were awarded. In the first nine months of 2016, 4,936 restricted shares have been granted to members of the Board of Directors.

20	Interim Report: Three-month and nine-month periods ended 30 September 2016 These Condensed Consolidated Interim Financial Statements are unaudited